VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

BRIAN MACEACHEN,
of the City of Halifax, in the Province of Nova Scotia, Canada,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company, options exercisable for common shares of the Company (the “Options”) and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Brian MacEachen
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

Attention:	Tom Theodorakis and Cory Kent
Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Brian MacEachen
Witness	Brian MacEachen

Shares: 60,000
Options: 150,000
Warrants: 30,000

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Brian MacEachen	20,000 40,000	Brian MacEachen 6953212 Canada Limited

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Brian MacEachen	150,000

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Brian MacEachen	10,000 20,000	Brian MacEachen 6953212 Canada Limited

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

FRANCISCO RAMOS SANCHEZ,
of the City of Queretaro, in the state of Queretaro, Mexico,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company, options exercisable for common shares of the Company (the “Options”) and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Francisco Ramos Sanchez
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

10 -

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

Attention:	Tom Theodorakis and Cory Kent
Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Francisco Ramos Sanchez
Witness	Francisco Ramos Sanchez

Shares: 100,000
Options: 150,000
Warrants: Nil

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Francisco Ramos Sanchez	100,000

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Francisco Ramos Sanchez	150,000

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Francisco Ramos Sanchez	Nil

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

KAARE G. FOY,
of the City of Vancouver, in the Province of British Columbia,
Canada,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company, options exercisable for common shares of the Company (the “Options”) and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Kaare G. Foy
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

	Attention:	Tom Theodorakis and Cory Kent
	Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Kaare G. Foy
Witness	Kaare G. Foy

Shares: 672,870
Options: 250,000
Warrants: 158,117

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Kaare G. Foy	377,860 295,010	Kaare G. Foy Oceanic Management Limited

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Kaare G. Foy	250,000

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Kaare G. Foy	158,117	Oceanic Management Limited

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

KENNETH W. MAJOR,
of the City of Maple Ridge, in the Province of British
Columbia, Canada,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company, options exercisable for common shares of the Company (the “Options”) and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Kenneth W. Major
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

	Attention:	Tom Theodorakis and Cory Kent
	Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Kenneth W. Major
Witness	Kenneth W. Major

Shares: 40,000
Options: 150,000
Warrants: 20,000

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Kenneth W. Major	40,000

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Kenneth W. Major	150,000

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Kenneth W. Major	20,000

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

RAAKEL ISKANIUS,
of the City of Richmond, in the Province of British Columbia,
Canada,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company, options exercisable for common shares of the Company (the “Options”) and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Raakel Iskanius
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

	Attention:	Tom Theodorakis and Cory Kent
	Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Raakel Iskanius
Witness	Raakel Iskanius

Shares: 96,000
Options: 200,000
Warrants: 35,000

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Raakel Iskanius	96,000

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Raakel Iskanius	200,000

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Raakel Iskanius	35,000

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

ROBERT A. ARCHER,
of the City of Okanagan Falls, in the Province of British
Columbia, Canada,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Robert A. Archer
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

	Attention:	Tom Theodorakis and Cory Kent
	Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Robert A. Archer
Witness	Robert A. Archer

Shares: 3,045,100
Options: Nil
Warrants: 378,000

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Robert A. Archer	2,203,600 705,500 68,000 68,000	Platoro Resource Corp. Robert A. Archer Brynne Mackenzie Archer Meaghan Rachelle Archer

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Robert A. Archer	Nil

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Robert A. Archer	378,000	Platoro Resource Corp.

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT made the 10th day of April, 2015.

BETWEEN:

ROBERT BROWN,
of the City of West Vancouver, in the Province of British
Columbia, Canada,

(hereinafter called the “Securityholder”),

- and -

GREAT PANTHER SILVER LIMITED,
a corporation existing under the laws of British
Columbia,

(hereinafter called “Great Panther”),

WHEREAS the Securityholder is a director and/or officer of Cangold Limited (the “Company” or “Cangold”) and is the legal and beneficial owner of common shares of the Company, options exercisable for common shares of the Company (the “Options”) and warrants exercisable for common shares of the Company (the “Warrants”), as more particularly described herein;

AND WHEREAS Great Panther is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, that Great Panther will acquire (the “Transaction”), pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), all of the Company's outstanding common shares, including all common shares issuable upon the exercise of any Options and Warrants (the “Shares”), for consideration of 0.05 of one Great Panther common share for each Share;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder: (i) to transfer all Shares, Options and Warrants beneficially owned, or over which control or direction is exercised, by the Securityholder at any time from the date hereof to and including the Effective Time, including any Shares issued pursuant to any Option, Warrant or other convertible security of the Company owned by the Securityholder from the date hereof to and including the Effective Time; (ii) to vote or cause to be voted all Shares, Options and Warrants (the “Locked-Up Securities”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction; (iii) to the extent applicable, deliver the Locked-Up Securities to Great Panther under the terms of the Arrangement Agreement; (iv) to not convey, sell, transfer, encumber or otherwise dispose of the Locked-Up Securities prior to the completion of the Transaction; and (v) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Great Panther is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with Great Panther's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived.

1.2           For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all the common shares of the Company (including all common shares issuable under the outstanding Options and Warrants) and any Option, Warrant or other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by the Securityholder, as constituted at the date hereof, listed immediately under the Securityholder's signature hereto and includes:

(a)

all of the common shares, Options and Warrants of the Company that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Securityholder after the date hereof and prior to the Effective Time, including all common shares of the Company issued pursuant to any convertible security of the Company owned by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time; and

(b)

any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

1.3           In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section”, “clause” or a “Schedule” are references to a Section or clause of or Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.4           References to the “knowledge of the Securityholder” mean the actual knowledge or awareness, after due inquiry, of the Securityholder, including, where applicable, the officers and directors of the Securityholder, and any other person in an equivalent position with the Securityholder.

ARTICLE 2
AGREEMENT TO VOTE THE SHARES

2.1           The Securityholder hereby covenants and irrevocably agrees that it shall:

(a)	vote (or cause to be voted) all of the Locked-Up Securities (to the extent that such Locked-Up Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, the Arrangement Agreement, and the Plan of Arrangement (and any actions required in furtherance thereof) at every meeting of the securityholders of Cangold at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)

against any resolution proposed by Cangold or any other Person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(b)

except as contemplated by this Agreement, not vote or grant to any Person other than Great Panther, or any Person designated by Great Panther, a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Securities (and will cause such Locked-Up Securities not to be voted) in favour of any Acquisition Proposal;

(c)

deliver, or cause to be delivered, to Cangold's transfer agent, or as otherwise directed by Cangold, after receipt of proxy materials for, and no later than five (5) calendar days before the date of the Cangold Meeting, or any other meeting of the securityholders (or any of them) of Cangold called for the purpose of approving the Arrangement Resolution, the Arrangement Agreement and/or the Plan of Arrangement, a duly executed proxy or form of proxy (or other voting instrument) directing that the Locked-Up Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters. The Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy (or other voting instrument) unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement or the Plan of Arrangement; and

(e)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement or the Plan of Arrangement.

2.2           The Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Arrangement that the Securityholder may have; or

(b)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cangold or Great Panther or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

2.3           The Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SECURITYHOLDER

3.1           The Securityholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)

not, directly or indirectly through any of its Representatives: (i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Great Panther and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (iii) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (v) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal; or (vi) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group (in each case other than Great Panther and its Representatives) conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)

immediately notify Great Panther of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Securityholder or any of its Representatives becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Securityholder's possession;

(d)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)

other than as provided in Section 2.1(c) of this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Locked-Up Securities;

(f)

not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)

not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of Great Panther, or vote or cause to be voted any of the Locked-Up Securities in respect of any proposed action by the Company or its Securityholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect on Cangold; and

(h)

not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

3.2           If a Superior Proposal is made, the Securityholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy referred to in Section 2.1(c) in respect of the Locked-Up Securities.

ARTICLE 4
CHANGE IN NATURE OF TRANSACTION

4.1           If (i) Great Panther concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Transaction (such as a takeover bid or amalgamation) whereby Great Panther and/or its affiliates would effectively acquire all the Shares of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and (ii) the Board recommends that Securityholders approve or support the Alternative Transaction, then the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including, if necessary, by voting the Locked-Up Securities in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

5.1           The Securityholder represents, warrants and, where applicable, covenants to Great Panther as follows and acknowledges that Great Panther is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by Great Panther of the Locked-Up Securities under the Transaction:

(a)

the Securityholder, if not an individual, has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and where the Securityholder is not a corporation, he or she has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by Great Panther, constitutes a legal, valid and binding obligation, enforceable by Great Panther against the Securityholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)

(i) the Securityholder is either (A) the legal and beneficial owner of record or (B) the beneficial owner exercising control and direction over (but not the holder of record) the number of Shares of the Company listed opposite the Securityholder’s name on Schedule A to this Agreement and is either (Y) the legal and beneficial owner of record or (Z) the beneficial owner exercising control and direction over (but not the holder of record) the number of Options and Warrants of the Company listed opposite the Securityholder's name on Schedule A to this Agreement, (ii) the only Shares, Options, Warrants or other securities of the Company beneficially owned, or over which control or discretion is exercised by the Securityholder, are those listed opposite the Securityholder’s name on Schedule A; and (iii) except as listed on Schedule A, the Securityholder has no agreement, or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder of any additional Shares or other securities of the Company;

(d)

the Securityholder has the sole right to sell and vote all the Locked-Up Securities beneficially owned by the Securityholder and all the Locked-Up Securities held by the Securityholder shall, at the time at which Great Panther acquires such Locked-Up Securities, be beneficially owned solely by the Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)

no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Locked-Up Securities beneficially owned by the Securityholder or any interest therein or right thereto including any right to vote, except Great Panther pursuant to this Agreement;

(f)

none of the execution and delivery by the Securityholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder's obligations hereunder will result in a breach of: (i) the constating documents of the Securityholder, if applicable, (ii) any agreement or instrument to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Securityholder, threatened against the Securityholder or its affiliates that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Locked-Up Securities.

The representations and warranties of the Securityholder set forth in this Article 5 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of Great Panther for a period of one year thereafter, except for the representation and warranty in clause (d) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GREAT PANTHER

6.1           Great Panther represents, warrants and, where applicable, covenants to the Securityholder as follows and acknowledges that the Securityholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Great Panther is validly existing as a corporation under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Great Panther and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder; and

(c)

this Agreement has been duly executed and delivered by Great Panther and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding obligation, enforceable by the Securityholder against Great Panther in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

The representations and warranties of Great Panther set forth in this Article 6 shall survive the completion of the purchase by Great Panther of the Locked-Up Securities under the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1           This Agreement shall automatically terminate on the first to occur of:

(a)	the Effective Time; and

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms.

7.2           This Agreement may be terminated:

(a)	by the Securityholder upon notice to Great Panther if:

(i)	Great Panther has breached or is in default of any of its covenants or obligations under this Agreement in a material way; or

(ii)

any of the representations or warranties of Great Panther under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Great Panther in writing of any of the foregoing events and the same has not been cured by Great Panther within fifteen (15) calendar days of the date such notice was received by Great Panther.

(b)	by Great Panther upon notice to the Securityholder if:

(i)

the Securityholder or any other person who is a party to a lock-up agreement with Great Panther in respect of the Transaction (collectively, the “Locked-Up Securityholders”) has not complied in all material respects with its covenants to Great Panther contained herein or therein;

(ii)

any representation or warranty of any of the Locked-Up Securityholders contained herein or in another lock-up agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect; or

(iii)	any of the conditions to the Transaction is not satisfied or waived by Great Panther at or prior to the Effective Time;

7.3           Upon termination of this Agreement in accordance with this Article 7, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

ARTICLE 8
DISCLOSURE

8.1           Except as required by applicable Law or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any circular in respect of the Transaction or other disclosure document in connection with the Transaction and in any public announcement or statement by Great Panther or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the Cangold Board.

ARTICLE 9
GENERAL

9.1           This Agreement shall become effective as and among Great Panther and the Securityholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Great Panther and execution and delivery hereof by the Securityholder and Great Panther.

9.2           The Securityholder and Great Panther shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3           This Agreement shall not be assignable by any party without the prior written consent of the other party except that Great Panther may assign all or part of its rights under this Agreement to a director or indirect wholly owned subsidiary of Great Panther. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4           Time shall be of the essence of this Agreement.

9.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Securityholder:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Robert Brown
	Fax	604-608-1744

(b)	in the case of Great Panther:

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, V6B 5A6
Canada

	Attention:	Chief Financial Officer
	Fax:	604.608.1768

and with a copy to (which shall not constitute notice):

McMillan LLP
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

	Attention:	Tom Theodorakis and Cory Kent
	Fax:	604.685.7084

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Securityholder and Great Panther irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.7           Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9           Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

9.10          This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by written agreement between the parties.

9.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

GREAT PANTHER SILVER LIMITED

by		/s/ Jim A. Zadra
	Name:	Jim A. Zadra
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 10th day of April, 2015.

SIGNED, SEALED & DELIVERED
in the presence of:

/s/ signed	/s/ Robert Brown
Witness	Robert Brown

Shares: 230,000
Options: 250,000
Warrants: 95,000

SCHEDULE A

OWNERSHIP OF COMMON SHARES OF CANGOLD LIMITED

Name	Total number of common shares beneficially owned or controlled	Registered holder if different from beneficial owner
Robert Brown	230,000

OWNERSHIP OF OPTIONS OF CANGOLD LIMITED

Name	Total number of Options owned	Registered holder if different from beneficial owner
Robert Brown	250,000

OWNERSHIP OF WARRANTS OF CANGOLD LIMITED

Name	Total number of Warrants owned	Registered holder if different from beneficial owner
Robert Brown	95,000